                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)

                                    JAWZ, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471897207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     JOHN M. MANN, C/O MAYER, BROWN & PLATT
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    THOMSON KERNAGHAN & CO LTD ("Reporting Entity")
    EIN No.
                Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    SEE ITEM 5 BELOW, (NOTE 1)

                    Reporting Entity:  325,080
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
   EACH             -0-
 REPORTING     -----------------------------------------------------------------
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH
                    SEE ITEM 5 BELOW, (NOTE 1)

                    Reporting Entity:  325,080

              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     SEE ITEM 5 BELOW, (NOTE 1)

     Reporting Entity:  3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity:  28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Canadian Advantage Limited Partnership ("Reporting Entity")
    EIN No.
                 Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    Reporting Entity: 1,788,283

  NUMBER OF    -----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
   EACH
 REPORTING     -----------------------------------------------------------------
  PERSON        9   SOLE DISPOSITIVE POWER
   WITH
                    Reporting Entity: 1,788,283

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity: 3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity: 28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ADVANTAGE (BERMUDA) FUND, LTD. ("Reporting Entity")
    EIN No.
                 Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Bermuda

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

  NUMBER OF         Reporting Entity: 564,701
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    Reporting Entity: 564,701

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity: 3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity: 28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Striker Capital, Ltd ("Reporting Entity")
    EIN No.
                 Not Applicable
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: [Bermuda]

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    Reporting Entity: 75,380

               -----------------------------------------------------------------
                8   SHARED VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            Reporting Entity: 73,380
   WITH
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity: 3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity: 28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: 00

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mark Valentine ("Reporting Entity")

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    Reporting Entity: 470,337

               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON
   WITH             Reporting Entity: 470,337

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity: 3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity: 28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 471897207

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    DAVID GRAND ("Reporting Entity")
    EIN No.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Reporting Entity: Ontario, Canada

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

  NUMBER OF         Reporting Entity: 3,773
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    Reporting Entity: 3,773

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Reporting Entity: 3,227,554

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Reporting Entity: 28.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Reporting Entity: IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This report pertains to the common stock, par $0.001 per share of JAWZ, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 12 Concorde Place, Suite 900, Toronto, Ontario, Canada M3C 3T1

ITEM 2.  Identity and background:

         The persons filing this statement are:

Thomson Kernaghan & Co Ltd ("Thomson Kernaghan"), an investment broker and dealer whose principal offices are 120 Adelaide Street West, 16th Floor, Toronto, Canada M5J 12T1

Canadian Advantage Limited Partnership ("CALP"), an investment fund whose principal executive offices are c/o VMH Management Limited, 120 Adelaide Street West, 16th Floor, Toronto, Canada M5J 12T1

Advantage [Bermuda] Fund ("Bermuda"), an investment fund, whose principal executive Bermuda offices are c/o Washington Mall 1, 3rd Floor, 22 Church St., Hamilton, Bermuda 11.

Striker Capital, Ltd. ("Striker"), an investment capital fund, whose principal executive offices are Washington Mall 1, 3rd Floor, 22 Church St., Hamilton, Bermuda 11.

Mark Valentine, an individual, whose principal offices are c/o TK Holdings, Inc., 120 Adelaide Street West, 16th Floor, Toronto, Canada M5J 12T1

David Grand, an individual, whose principal offices are c/o TK Holdings, Inc. 120 Adelaide Street West, 16th Floor, Toronto, Canada M5J 12T1.

CALP, Striker, Bermuda and Thomson Kernaghan and Co. Limited are under the common control of Mark Valentine, the Chief Executive Officer of Thomson Kernaghan and Co. Limited, who has authority to vote and dispose of the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan, CALP, Striker and Bermuda may be considered a group which beneficially owns all of the shares beneficially owned by any of them.

ITEM 3.  Source and Amount of Funds or Other Consideration

Note 1 Thomson Kernaghan as agent for CALP and Bermuda, acquired the shares of common stock of the Issuer pursuant to the terms of a Settlement Agreement dated as of April 19, 2001 whereby the Issuer exchanged debt owed Kernaghan for 250,000 (post-split) shares of the Issuer's common stock.

Note 2 Each of the Reporting Persons acquired the shares of common stock of the Issuer pursuant to the terms of the Securities Purchase Agreement, dated August 21, 2000 among Jawz, Inc. (f/k/a Jaws Technologies, Inc.)(the "Issuer") and CALP II Limited Partnership for and on behalf of CALP and Bermuda ("CALP II") (the "Agreement"),whereby CALP II agreed to purchase 1,000,000 (pre-split) shares of common stock of the Issuer, a warrant to purchase 300,000 (pre-split)shares of the Issuer's common stock at an exercise price of $5.00 per share ("Closing Warrant") expiring on August 21, 2005, and an adjustable warrant (the "Adjustable Warrant") to purchase additional shares of the Issuer's common stock under certain circumstances and based on the market price of the share price on NASDAQ National Market during certain specified periods, all for an aggregate price of $5,000,000. Pursuant to the this Agreement, the Issuer issued 600,000 (pre-split) shares of common stock, the Closing Warrant and the Adjustable Warrant to CALP II, essentially in "street name", for the benefit of the Reporting Entities.. The shares, Closing Warrants and Adjustable Warrants were credited to the individual accounts of the Reporting Entities.

         On January 23, 2001 the Issuer and CALP II entered into Amendment No. 1 of the Agreement to be effective on November 1, 2000(the "Amendment") to, among other things, to amend and restructure the transactions under the Agreement and certain

--------------------------------------------------------------------------------
other transactions between CALP II and the Issuer. Pursuant to the Amendment,
(i) the Issuer and CALP II agreed to a post-closing adjustment and reduction of the purchase price to $1.25 per share, which has resulted in the issuance of an additional 3,000,000 (pre-split) shares of common stock, (ii) the Closing Warrant and the Adjustable Warrant were cancelled and exchanged for (a) new closing warrants to purchase a like number of shares as under the Closing Warrant (233,000 of which are now exercisable at a purchase price of $2.00 per share and 67,000 of which are now exercisable at a purchase price of $3.00 per share) and (b) a new adjustable warrant which provides for a volume weighted average formula for the determination of the number of warrants purchasable thereunder and the earlier termination of the adjustable warrant, (iii) CALP II acquired 1,600,000 (pre-split) shares of the Issuer's Common Stock in a private placement in consideration for the forgiveness of indebtedness owed by the Issuer in the aggregate amount of $2,000,000.

On February 1, 2001, the Issuer filed a Registration Statement on Form S-2 registering 13,543,133 (pre-split) shares of common stock held by the Reporting Entities.

On March 29, 2001, the Issuer and CALP II entered into a letter agreement (the "Letter Agreement") to further amend the Agreement and the Amendment. The Letter Agreement amended the Agreement and the Amendment by amending the vesting provisions of the Adjustable Warrants. CALP II purchased 5,081,835 (pre-split) shares of common stock on March 29, 2001. These shares have not been registered with the Securities and Exchange Commission.

ITEM 4.  Purpose of Transaction

                  The Reporting Entity under Note 1 acquired the shares of common stock of the Issuer pursuant to a Settlement Agreement described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 12, 2001.

                  The Reporting Entities under Note 2 acquired the shares of common stock of the Issuer pursuant to the Agreement, the Amendment and the Letter Agreement described above and incorporated by reference from the Issuer's Current Report on Form 8-K filed on January 23, 2001 and Form 8-K/a filed on April 12, 2001.

                  None of the Reporting Persons has any definite proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of Issuer

         All of the information given below is as of July 10, 2001. Percentages are based on 11,278,545 shares of Common Stock(post-split) outstanding as of July 10, 2001.

         Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 3,227,554 shares of common stock and shared voting power over 28.6% shares of common stock.

         The Reporting Persons have effected transactions in the Issuer securities during the last 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

ITEM 7.  Material to be filed as Exhibits

                  1.1 Securities Purchase Agreement dated August 21, 2000 between CALP II Limited Partnership and Jaws Technologies, Inc. incorporated by reference from the Issuer's Current Report on Form 8-K filed on January 26, 2001.

                  1.2 Securities Purchase Agreement Amendment No. 1 dated January 23, 2001 to be effective November 1, 2000 by and between CALP II Limited Partnership

--------------------------------------------------------------------------------
and Jawz, Inc f/k/a Jaws Technologies, Inc. incorporated by reference from the Issuer's Current Report on Form 8-K filed on January 26, 2001.

                  1.3 Letter Agreement for Securities Purchase Agreement, as amended dated March 29, 2001 between CALP II Limited Partnership and Jawz, Inc. f/k/a Jaws Technologies, Inc. incorporated by reference from the Issuer's Current Report on Form 8-K filed on April 12, 2001.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2001                          THOMSON KERNAGHAN & CO. LTD
-----------------------
[Date]

                                         By: /S/ MARK VALENTINE
                                             -----------------------------------
                                         Title:  Chairman
                                                --------------------------------



August 20, 2001                          CANADIAN ADVANTAGE LIMITED PARTNERSHIP
-----------------------
[Date]

                                         By: /S/ MARK VALENTINE
                                             -----------------------------------
                                         Title:  President - General Partner
                                                --------------------------------



August 20, 2001                          ADVANTAGE [BERMUDA] FUND, LTD
-----------------------
[Date]

                                         By: /S/ MARK VALENTINE
                                             -----------------------------------
                                         Title:   President-Investment Manager
                                                --------------------------------



August 20, 2001                          STRIKER CAPITAL, LTD
-----------------------
[Date]

                                         By: /S/ MARK VALENTINE
                                             -----------------------------------
                                         Title:  Agent
                                                --------------------------------


August 20, 2001                          MARK VALENTINE
-----------------------
[Date]

                                         /s/ MARK VALENTINE
                                         ---------------------------------------


August 20, 2001                          DAVID GRAND
-----------------------
[Date]
                                         /s/ DAVID GRAND
                                         -----------------------------------




--------------------------------------------------------------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


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                                                                         Page 11